SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                 Amendment No. 5

                    Under the Securities Exchange Act of 1934

                       Chiquita Brands International, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    170032106
                                 (CUSIP Number)

                               Juan Carlos Fabrega
                            Executive Vice President
                    Consolidated Fruit Corporation (BVI) Ltd.
                              Avenida Federico Boyd
                                     No. 431
                                   Panama City
                                     Panama
                                 (507) 270-0015
                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                 With a Copy to:
                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                 March 12, 2001
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Consolidated Fruit Corporation (BVI) Ltd.

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group:

                                                           (a)
                                                           (b)
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          00

--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization:  British Virgin Islands

--------------------------------------------------------------------------------
                        7      Sole Voting Power          6,585,850*
 NUMBER OF
   SHARES               --------------------------------------------------------
BENEFICIALLY            8      Shared Voting Power                0
  OWNED BY
    EACH                --------------------------------------------------------
 REPORTING              9      Sole Dispositive Power     6,585,850*
  PERSON
   WITH                 --------------------------------------------------------
                        10     Shared Dispositive Power           0

                        --------------------------------------------------------
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                                          6,585,850*

--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   9.89%*

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          CO

--------------------------------------------------------------------------------

------------------------
* Does not include 67,700 shares of Chiquita Common Stock owned by the Lewis Navarro Family for which CFC disclaims beneficial ownership.

              This Amendment No. 5 (this "Fifth Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 27, 1999 (the "Schedule 13D") by Consolidated Fruit Corporation (BVI) Ltd., a corporation organized under the laws of the British Virgin Islands ("CFC"), the Schedule 13D/A filed with the SEC on May 1, 2000 (the "First Amendment"), the Schedule 13D/A filed with the SEC on October 23, 2000 (the "Second Amendment"), the Schedule 13D/A filed with the SEC on November 1, 2000 (the "Third Amendment"), and the Schedule 13D/A filed with the SEC on February 20, 2001 (the "Fourth Amendment"), and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $.01 per share (the "Chiquita Common Stock"), of Chiquita Brands International, Inc., a New Jersey corporation (the "Issuer"). Capitalized terms used in this Fifth Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D, as amended by the First Amendment, the Second Amendment, the Third Amendment and the Fourth Amendment.

Item 4.  Purpose of the Transaction

              Item 4 is hereby amended by adding the following paragraph to the end thereof:

              In a letter to the Issuer, dated March 12, 2001, CFC's counsel, on behalf of CFC, reiterated CFC's request to inspect certain information to which CFC is entitled under the common law of the State of New Jersey pertaining to the beneficial ownership of the debt securities of the Issuer (the "Chiquita Debt Securities"). Inspection of such information, in addition to other information, was initially requested by CFC's counsel, on behalf of CFC, in the Request Letter, dated November 1, 2000. The Issuer did not provide all information requested (including the information pertaining to the beneficial ownership of the Chiquita Debt Securities) at that time. Subsequently, CFC's counsel, on behalf of CFC, reiterated CFC's request to inspect all requested information, including the information pertaining to the beneficial ownership of the Chiquita Debt Securities, in letters dated November 14, 2000, December 1, 2000 and December 15, 2000. Such subsequent requests were refused by the Issuer.

              In light of the Issuer's January 16, 2001 announcement, in addition to the purposes set forth in the Request Letter and subsequent letters requesting information, CFC is again requesting access to information pertaining to the beneficial ownership of the Chiquita Debt Securities in order to determine the identity and nature of the Issuer's largest creditors and their possible role in a restructuring of the Issuer.

Item 7.  Materials to be Filed as Exhibits

Exhibit A     Letter to Mr. Robert W. Olson, Secretary of the Issuer, dated
              March 12, 2001.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 2001

                                            CONSOLIDATED FRUIT
                                            CORPORATION (BVI) LTD.


                                         By:   /s/ Juan Carlos Fabrega
                                            ------------------------------------
                                            Name: Juan Carlos Fabrega
                                            Title:   Executive Vice President

                                  EXHIBIT INDEX

Exhibit A     Letter to Mr. Robert W. Olson, Secretary of the Issuer, dated
              March 12, 2001.

                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022

March 12, 2001



VIA TELECOPIER AND FEDERAL EXPRESS
----------------------------------

Chiquita Brands International, Inc.
250 East Fifth Street
Cincinnati, Ohio  45202
Attention:  Robert W. Olson, Secretary


Dear Mr. Olson:

              As you are aware, Shearman & Sterling represents Consolidated Fruit Corporation (BVI) Ltd. ("CFC"). As you are also aware, CFC is the holder of 6,585,850 shares of common stock, par value $.01 per share, of Chiquita Brands International, Inc., a New Jersey Corporation ("Chiquita"). In our previous letters to you on November 1, 2000, November 14, 2000, December 1, 2000 and December 15, 2000 (collectively, the "Request Letters"), we requested on behalf of CFC certain information from Chiquita that we are entitled to under the common law of the State of New Jersey (the "Common Law"). Thus far to date, Chiquita has provided us with certain of the items we demanded in the Request Letters.

              Without waiving any rights to any other information we have previously requested but not received, we hereby reiterate our request for a copy of or an opportunity to review the documents previously requested pursuant to items (h) and (j) to (l) specified in our November 1, 2000 Request Letter. These documents include:

              (i) a complete record of the record and beneficial holders of each outstanding series of debt securities of Chiquita (the "Chiquita Debt Securities"), including without limitation, Chiquita's (i) 9 1/8% senior notes, due 2004, (ii) 9 5/8% senior notes, due 2004, (iii) 10% senior notes, due 2009,
                     (iv) 10 1/4% senior notes, due 2006 and (v) 7% subordinated debentures, due 2001, as of the most recent available date, showing the names and address of all record and beneficial holders, the series held by each and the dates when they respectively became the record or beneficial holders thereof, certified by its transfer agent(s) and/or registrar(s);

              (ii) all information in or which comes into Chiquita's possession or control or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or from nominees of any central certificate depository system concerning the names, addresses and number of shares of the Chiquita Debt Securities held by the participating brokers and banks;

              (iii) all information in or which comes into Chiquita's possession or control or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or from nominees of any central certificate depository system relating to the names, addresses and telephone numbers of the beneficial owners of the Chiquita Debt Securities; and

              (iv) a stop list or stop lists relating to any of the Chiquita Debt Securities and any changes, corrections, additions or deletions from the date of the list referred to in paragraph (i) above.

              In addition to the purposes set forth in our previous request letters, in light of Chiquita's January 16 announcement, CFC demands the aforementioned documents in order to determine the identity and nature of Chiquita's largest creditors and their possible role in a restructuring of Chiquita. Without limiting the generality of the foregoing, CFC desires to determine whether American Financial Group or any of its affiliates are holders of Chiquita Debt Securities.

              Please notify the undersigned by telephone at (212) 848-7111 or by fax at (212) 848-7179 by 5:00 p.m. New York City time on Wednesday, March 14, 2001 to indicate where and when the requested information will be available, either within or without the State of New Jersey as you find convenient, to CFC, its agents or attorneys.



                                                   Very truly yours,

                                                   /s/ Spencer D. Klein

                                                   Spencer D. Klein
cc:  Mr. Juan Carlos Fabrega